FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2001

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Completes Enrollment for Acne Phase II Clinical Trial

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contacts: Art Ayres Micrologix Biotech Inc. Telephone: 604.221.9666 Toll-Free: 1.800.665.1968	Marla Gale Fleishman-Hillard Canada Inc. Telephone: 416.214.0701 Fax: 416.214.0720

Micrologix Completes Enrollment for Acne Phase II Clinical Trial

Two-thirds of Subjects have Completed Treatment

Vancouver, August 1, 2001 - Micrologix Biotech Inc. today announced that it has completed the planned enrollment of 75 subjects for the company's Phase II clinical trial in the United States for MBI 594AN, a novel drug candidate for the treatment of acne. Of the 75 patients enrolled, 55 have already completed treatment. The last subjects should complete treatment in mid-September, with results from the trial expected before the end of November 2001.

"We are pleased to be on-target with clinical development of this promising drug candidate that has the potential to overcome the serious problems of resistance seen with many of the currently used anti-acne antibiotics," said Dr. David Friedland, Vice President, Clinical Development of Micrologix. "In addition, recent pre-clinical findings of significant anti-inflammatory activity for our peptides provide further strong support for the anti-acne activity of MBI 594AN. We look forward to reporting the results of this Phase II study by the end of November."

The Phase II trial is a randomized, double-blind, placebo-controlled, dose-ranging study. Patients are being treated daily for six weeks with either a placebo or one of two dose levels of MBI 594AN. Although the treatment duration is not designed for a statistical determination of efficacy, the anti-acne activity is being gauged by acne lesion counts and physician assessment of each patient, in order to provide a preliminary indication of efficacy. Safety and tolerability of MBI 594AN will also be assessed in this Phase II trial.

Background on Acne and Previous Clinical Trial Results
Acne is the most common inflammatory skin disease of adolescence and early adulthood, with nearly 20% of all visits to dermatologists related to its evaluation and treatment. It is estimated that approximately 45 million Americans are affected by acne (US 1996 Census), with the US market for anti-acne prescription drugs expected to approach approximately US$1.2 billion by 2002. While not life-threatening, the characteristic papules, nodules, and pustules of acne can persist for years and have serious adverse psychosocial effects, including depression and withdrawal from society.

For more than 30 years, antibiotic drugs have been used extensively for the treatment of acne. They are believed to exert their therapeutic effect by reducing the population of the bacterium Propionibacterium acnes (P. acnes) and its mediators of inflammation, as well as by producing a direct anti-inflammatory effect in the case of certain antibiotics. The primary concern over the use of antibiotics for treating acne is the emergence of resistant organisms. Published studies indicate that the overall incidence of antibiotic-resistant P. acnes has increased from 20% in 1978 to 62% in 1996. In addition, the FDA has recently expressed real concern over the side effects associated with oral retinoid drugs used to treat acne.
Phase I clinical trials of MBI 594AN demonstrated it to be safe, well tolerated and to have antimicrobial activity against the acne causing bacterium, P. acnes.

About Micrologix
Micrologix develops novel drugs targeted at severe and life-threatening diseases - particularly those caused by antibiotic-resistant bacteria. The Company's portfolio of antibiotic drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms. Micrologix currently has two drugs in clinical trials in the United States: MBI 226 for preventing catheter-related bloodstream infections in Phase III and MBI 594AN for treating acne in Phase II. The Company's common shares are included in the TSE 300 Composite Index.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Canadian Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.